UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 6)1

Catalyst Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)

JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________

1  The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,240,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,240,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%2

14	TYPE OF REPORTING PERSON*
OO

___________________

2 The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,409,707 shares of Common Stock outstanding, which is the total number of Shares outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 460,400

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
460,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
460,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 460,400

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
460,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
460,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.47%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,240,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,240,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,240,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.95%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 338,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
338,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
338,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.08%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 6 (the “Amendment No. 6”) to the statement on Schedule 13D filed by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed December 31, 2019, Amendment No.2 filed January 17, 2020, Amendment No. 3 filed October 25, 2021, and Amendment No. 4 filed January 5, 2022, and Amendment No. 5 filed January 27, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (“Common Stock” or the “Shares”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer” or “Company”). This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 of the Statement is hereby amended and restated to read as follows:

(a)	This Statement is being filed by:
(i)	JDS1, LLC, a Delaware limited liability company (“JDS1”), with respect to the shares of Common Stock directly and beneficially owned by it;
(ii)	CCUR Holdings, Inc., a Delaware corporation (“CCUR”), with respect to the shares of Common Stock directly and beneficially owned by it;
(iii)	CIDM II, LLC, a Delaware limited liability company (“CIDM II”), as the asset manager to CCUR;
(iv)	David S. Oros, with respect to the shares of Common Stock directly and beneficially owned by him; and
(v)	Julian D. Singer, as the managing member of each of JDS1 and CIDM II.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)             The address of the principal offices of each of JDS1, CIDM II, and Mr. Singer is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The address of the principal office of CCUR is 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756. The address of the principal office of Mr. Oros is 702 W. Lake Avenue, Baltimore, Maryland 21210.

(c)              The principal business of JDS1 is investing in securities and engaging in all related activities and transactions. The principal occupation of Mr. Singer is serving as the managing member of JDS1 and investing assets held in JDS1 and other entities. The principal business of CCUR is as a long-term capital company. The principal business of CIDM II is serving as the asset manager to CCUR. The principal occupation of Mr. Oros is serving as the Founding Partner of Gamma 3 LLC.

(d)             No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO. 14888D208

(e)              No Reporting Person, nor any person listed on Schedule A, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)              Each of JDS1, CCUR, and CIDM II is organized under the laws of the State of Delaware. Messrs. Singer and Oros are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

The Common Stock purchased by JDS1 was purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 780,432 shares of Common Stock directly and beneficially owned by JDS1 is approximately $5,988,297, including brokerage commissions.

The Common Stock purchased by CCUR was purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 460,400 shares of Common Stock directly and beneficially owned by CCUR is approximately $2,624,709, including brokerage commissions.

The Common Stock purchased by Mr. Oros was purchased with personal funds in open market purchases, except as otherwise noted in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 338,600 shares of Common Stock directly and beneficially owned by Mr. Oros is approximately $1,818,342, including brokerage commissions.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

For the past few months, JDS1 has privately engaged with members of the Issuer’s Board of Directors (the “Board”) regarding the composition of the Board and JDS1’s concerns that, given the precipitous decline in the Issuer’s stock price over the past year, the Board is in urgent need of fresh shareholder representation. As of the close of trading on February 22, 2022, the Issuer’s stock has fallen more than 90% over the preceding twelve-month period and has spent more than 30 consecutive trading days below $1.00, the latter condition subjecting the Issuer to the risk of being delisted by Nasdaq. The Issuer itself publicly disclosed last week its risk of being delisted by Nasdaq.

JDS1 has sought to have three highly qualified and experienced candidates added to the Board by working collaboratively with the Board, its Governance and Nominating Committee, and its management team as an alternative to pursuing a proxy contest at the Issuer’s 2022 Annual Meeting (the “2022 Annual Meeting”). Unfortunately, based on the various discussions that JDS1 had with the Issuer’s Governance and Nominating Committee Chair last week to discuss a possible collaborative path forward, JDS1 believes its efforts to work collaboratively and in good faith with the Board to avoid a costly proxy contest have been a futile exercise. In a discussion between Mr. Singer and the Issuer’s Governance and Nominating Committee Chair held on Friday, February 18, 2022, the Issuer’s Governance and Nominating Committee Chair made clear that the Issuer’s Board was not willing to consider adding more than one of JDS1’s recommended candidates, a position that JDS1 believes is completely unacceptable given the urgent need for the Issuer to meaningfully refresh the Board with directors who will take a fresh perspective and approach to reversing the precipitous decline in the Issuer’s stock price.

CUSIP NO. 14888D208

Given the Issuer’s rapidly approaching deadlines for shareholders to submit advance notices of stockholder nominations and other business proposals, the absence of any acceptable proposal from the Issuer to meaningfully refresh the Board, and the absence of any indication that the Issuer is prepared to extend its advance notice deadlines as a sign of good faith, JDS1 believes that nominating three highly qualified and experienced candidates to replace the three members of the Board who are standing for election at the 2022 Annual Meeting and submitting a non-binding proposal calling for the Board to take the steps necessary to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) and have all directors stand for election each year is the only viable path forward to having the Board meaningfully refreshed, improving the Board’s accountability to shareholders, and starting the Issuer on a path to rebuilding shareholder value.

As JDS1 prepares for a potential proxy contest in connection with the 2022 Annual Meeting, it intends to continue to engage in discussions with the Board and management relating to its concerns with the Issuer’s board composition, sub-standard corporate governance, and the need to make the Board more accountable to shareholders, particularly at a time when, as noted above, the Issuer has experienced such a monumental loss of shareholder value.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,409,707 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2021.

A.	JDS1
(a)	As of the close of business on February 22, 2022, JDS1 may be deemed the beneficial owner of 1,240,832 shares of Common Stock comprised of (i) the 780,432 shares of Common Stock beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 460,400 shares of Common Stock beneficially owned and held directly by CCUR.

Percentage: 3.95%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,240,832
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,240,832
(c)	The transactions in the Common Stock by JDS1 during the past sixty days are set forth in Schedule B and are incorporated herein by reference.

CUSIP NO. 14888D208

B.	CCUR
(a)	As of the close of business on February 22, 2022, CCUR beneficially owned 460,400 shares of Common Stock, which shares are held directly by CCUR.

Percentage: 1.47%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 460,400
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 460,400
(c)	The transactions in the Common Stock by CCUR during the past sixty days are set forth in Schedule B and are incorporated herein by reference.
C.	CIDM II
(a)	As of the close of business on February 22, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 460,400 shares of Common Stock beneficially owned by CCUR.

Percentage: 1.47%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 460,400
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 460,400
(c)	CIDM II has not entered into any transactions in the Common Stock during the past sixty days. The transactions in the securities of the Issuer on behalf of CCUR during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Julian D. Singer
(a)	As of the close of business on February 22, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 1,240,832 shares of Common Stock. Mr. Singer does not own any shares of Common Stock directly.

Percentage: 3.95%

(b)	1.	Sole power to vote or direct the vote: 0
2.	Shared power to vote or direct the vote: 1,240,832
3.	Sole power to dispose or direct the disposition: 0
4.	Shared power to dispose or direct the disposition: 1,240,832

CUSIP NO. 14888D208

(c)	Mr. Singer has not entered into any transactions in the Common Stock during the past sixty days. The transactions in the Common Stock on behalf of JDS1 are set forth in Schedule B and are incorporated herein by reference.
E.	David S. Oros
(a)	As of the close of business on February 22, 2022, Mr. Oros beneficially owned 338,600 shares of Common Stock, which shares are held directly by him.

Percentage: 1.08%

(b)	1.	Sole power to vote or direct the vote: 338,600
2.	Shared power to vote or direct the vote: 0
3.	Sole power to dispose or direct the disposition: 338,600
4.	Shared power to dispose or direct the disposition: 0
(c)	Mr. Oros has not entered into any transactions in the Common Stock during the past sixty days.

F.         The persons identified on Schedule A

To the knowledge of the Reporting Persons, other than in their capacity as officers and/or directors of CCUR, no Common Stock is beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly due to their status as officers and/or directors of CCUR, have entered into any transactions in the Common Stock during the past sixty days.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Common Stock reported herein.  Each Reporting Person disclaims beneficial ownership of such Common Stock except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 22, 2022, the Reporting Persons entered into an Amended and Restated Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of the Amended and Restated Joint Filing Agreement is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following exhibits:

99.1	Amended and Restated Joint Filing Agreement by and among the Reporting Persons, dated February 22, 2022.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2022

JDS1, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn

Name:    Igor Volshteyn

Title:       CEO and President

CDIM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer	Chief Executive Officer and President of CCUR Holdings, Inc.	USA

Matthew Gerritsen Officer	Secretary and General Counsel of of CCUR Holdings, Inc.	USA

David Nicol Director	Advisor for technology-based businesses	USA

Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA

CUSIP NO. 14888D208

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

JDS1, LLC

Purchase of Common Stock	50,000	1.0129	12/16/2021
Purchase of Common Stock	25,000	0.9983	12/22/2021
Purchase of Common Stock	25,000	0.9496	12/28/2021

CCUR

Purchase of Common Stock	42,138	0.9988	12/16/2021
Purchase of Common Stock	7,862	1.0000	12/17/2021
Purchase of Common Stock	25,000	1.0000	12/27/2021
Purchase of Common Stock	25,000	0.9182	12/29/2021